

16021779

JG

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2015 (MM/DD/YY) AND ENDING DECEMBER 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: CVCAPITAL SECURITIES, LLC

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 ALMA STREET,
(No. and Street)

MENLO PARK	CA	94025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KIMBERLY COLLINS (303)797-0550
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

amb

OATH OR AFFIRMATION

I, BIN YANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CVCAPITAL SECURITIES, LLC, as of DECEMBER 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LIN WU
COMM. #2099009
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Commission Expires 2/5/2019

Signature

CCO

Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CVCapital Securities, LLC
Financial Statements
and
Supplemental Information

For the Year Ended December 31, 2015

Table of Contents



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Members
CVCapital Securities, LLC

We have audited the accompanying statement of financial condition of CVCapital Securities, LLC. as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of CVCapital Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CVCapital Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of CVCapital Securities, LLC's financial statements. The supplemental information is the responsibility of CVCapital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
January 28, 2016

CVCapital Securities, LLC
Statement of Financial Condition
December 31, 2015

Assets	
Current	
Cash	$ 45,458
Other Assets - BD License	31,744
Total Assets	**$ 77,202**
Liabilities	
Currrent	
Accounts Payable	$ 3,000
Total Liabilities	$ 3,000
Member's Equity	$ 74,202
Total Member's Equity	74,202
Total Liabilities and Member's Equity	**$ 77,202**

The footnotes are an integral part of the financial statements.

CVCapital Securities, LLC
Statement of Income
For the Year Ended December 31, 2015

Revenue	
Commissions and Fees	$ -
Interest	1
Total Revenue	**1**
Expense	
General and administrative	11,914
Payroll	6,286
Professional Fees	37,505
Rent (related party)	38,100
Other	18,001
Total Expense	**$ 111,806**
Net Income (Loss)	**$ (111,805)**

The footnotes are an integral part of the financial statements.

CVCapital Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

Beginning of Period	$	66,007
Plus: Net Loss	$	(111,805)
Add: Contributions		120,000
End of Period	$	74,202

The footnotes are an integral part of the financial statements.

CVCapital Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(111,805)
Adjustments to reconcile net income(loss) to net cash provided by operating activities:		
Changes in Assets and Liabilities		
Liabilities		1,645
Amoritization		232
Net cash used by operating activities	**$**	**(109,928)**
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Contribution by Members		120,000
NET INCREASE (DECREASE) IN CASH and CASH EQUIVALENTS		10,072
CASH AND CASH EQUIVALENTS, at beginning of year		35,386
CASH AND CASH EQUIVALENTS, at end of year	$	**45,458**

The footnotes are an integral part of the financial statemets.

CVCapital Securities, LLC
Notes to Financial Statements
December 31, 2015

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

The accounting principles followed by CVCapital Securities, LLC ("Company") and the methods of applying those principles that materially affect the determination of its financial position, results of operations and cash flows are summarized as follows:

Organization

On July 21, 2014, CVCapital US, ("the Parent Company") a California limited liability company acquired Reliquid Capital Network, LLC. The company was granted continuing membership with FINRA on March 18, 2015. On April 13, 2015 the Company filed for a California limited liability company. The Company has adopted a calendar year end.

Description of Business

The Company, located in Menlo Park, California, is a broker and dealer in securities and is registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and operates under SEC Rule 15c3-3(k)(2)(i) that provides an exemption because of limited business.

The Company provides financial advisory and consulting services for mergers, acquisitions, divestitures, private placements of debt and equity in addition to valuation services and analysis.

Transaction fees related to mergers acquisition, finders and financing fees are recognized upon closing of the related transaction. Advisory income is recognized as services are provided. Interest income is recognized when earned. The Company earned revenue from interest only in 2015.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission and consulting fee revenues are recognized by the Company when the services are completed and earned.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

CVCapital Securities, LLC
Notes to Financial Statements
December 31, 2015

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES, (CONT.)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amount of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expense during the reporting period. Actual results could differ from management estimates.

Income Taxes

The Company is a limited liability company that has elected to be taxed as a partnership by the Internal Revenue Service. As such, the Company does not record a provision for income taxes because its members report their share of the Company's income or loss on their income tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the positon. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. States. The Company is not subject to income tax return examinations by major taxing authorities for years before 2012. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of any changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3 percent of aggregate indebtedness or $5,000 whichever is greater. The Company operates pursuant to the (k)(2)(i) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control

computations. At December 31, 2015, the net capital as computed was $42,458. Consequently, the Company had excess net capital of $37,458.

At December 31, 2015, the percentage of aggregate indebtedness to net capital was 7.07 percent versus an allowable percentage of 1500 percent.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an expense paying agreement with the Parent Company. Under this agreement, the Company pays its Parent for personal property, utilities, and office space provided at an agreed upon monthly amount subject to changes. For the year ended, December 31, 2015, the amount paid to the Parent was $38,100.

NOTE 4 – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemption provisions of SEC Rule 15c3-3(k)(2)(i).

NOTE 5 – SIPC RECONCILIATION

SEC Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

CVCapital Securities, LLC does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated the events and transactions that occurred from January 1, 2016 through January 28, 2016, the date that the financial statements were available to be issued. No material events or transactions occurred during this period that would render these financial statements to be misleading.

Schedule I
CVCapital Securities, LLC
Computation of Net Capital Pursuant to SEC Rule 15c3-1
and Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4)
As of December 31, 2015

Computation of Net Capital

Total Member's Equity	$ 74,202
Non-Allowable Assets:	
Other Assets - BD license	(31,744)
Total Non-Allowable Assets	$ (31,744)
Net Allowable Capital	$42,458

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a percetage of Aggregate Indebtedness	$ 200
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 37,458

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$3,000
Percentage of Aggregate Indebtedness to Net Capital	7.07%

There are no material differences between the precedeing computation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2015.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
CVCapital Securities, LLC

We have reviewed management's statements, included in the accompanying CVCapital Securities, LLC Exemption Report, in which (1) CVCapital Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which CVCapital Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) CVCapital Securities, LLC stated that CVCapital Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CVCapital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CVCapital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
January 28, 2016

CVCapital Securities, LLC

EXEMPTION REPORT

CVCapital Securities, LLC, (Company) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(i)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exemption.

CVCapital Securities, LLC

I, Kimberly L. Collins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Kimberly L. Collins

Title: Chief Financial Officer

January 28, 2016